Filed Pursuant to Rule 433
Registration Statement No. 333-174766
Issuer Free Writing Prospectus dated June 8, 2011 relating to the
Preliminary Prospectus Supplement dated June 7, 2011
Brookdale Senior Living Inc.
Final Term Sheet Relating to
$275,000,000 Aggregate Principal Amount of
2.75% Convertible Senior Notes due 2018
This term sheet relates only to the notes referenced above (the “notes”) and should be read together with the preliminary prospectus supplement dated June 7, 2011 (including the documents incorporated by reference therein and the accompanying prospectus, the “preliminary prospectus supplement”) relating to the offering before deciding whether to invest in the notes. This term sheet is qualified in its entirety by reference to the preliminary prospectus supplement. The information in this term sheet supersedes the information in the preliminary prospectus supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the preliminary prospectus supplement.

General

Issuer:	Brookdale Senior Living Inc., a Delaware corporation (“Brookdale”).

Ticker/Exchange:	BKD / New York Stock Exchange.

Last Reported Sale Price of Common Stock on June 8, 2011:	$23.00 per share.

Notes Offering

Title of Securities:	2.75% Convertible Senior Notes due 2018.

Aggregate Principal Amount Offered:

$275,000,000 aggregate principal amount of notes (or a total of $316,250,000 if the underwriters’ over-allotment option to purchase up to $41,250,000 of additional aggregate principal amount of notes is exercised in full).

Price to Public:	100% of principal amount, plus accrued interest from June 14, 2011, if settlement occurs after that date; $275,000,000 total.

Underwriting Discounts and Commissions:	2.50% of principal amount; $6,875,000 (excluding the underwriters’ over-allotment option) total.

Proceeds, After Expenses, to Brookdale:
Brookdale expects to receive approximately $267.8 million (or approximately $308.1 million if the underwriters exercise their overallotment option in full) of proceeds from the notes offering after deducting discounts and commissions payable to the underwriters and deducting expenses payable by Brookdale related to the notes offering.

Concessions:	The underwriters may offer notes to dealers at a price that represents a concession not in excess of 1.35% of the principal amount of the notes.

Expenses:	Brookdale estimates that its share of the total expenses for the notes offering, excluding underwriting discounts and commissions, will be approximately $354,000. The underwriters have agreed to reimburse certain of Brookdale’s expenses in connection with this offering.

Stated Maturity:	June 15, 2018, subject to earlier repurchase or conversion.

Interest Rate:	2.75% per annum.

Interest Payment Dates:	Interest will accrue from June 14, 2011, and will be payable semi-annually in arrears on June 15 and December 15 of each year, beginning on December 15, 2011, to holders of record at the close of business on the preceding June 1 and December 1, respectively.

Day Count Convention:	30/360.

Initial Conversion Rate:	34.1006 shares of common stock per $1,000 aggregate principal amount of notes.

Initial Conversion Price:	Approximately $29.325 per share of common stock.

Convertibility Trigger Price under the Market Price Condition:	Approximately $38.12, which is 130% of the Initial Conversion Price.

CUSIP Number:	112463 AA2.

ISIN Number:	US112463AA27.

Convertible Note Hedge and Warrant Transactions:
In connection with the offering of the notes, Brookdale has entered into convertible note hedge transactions (the “convertible note hedge transactions”) with certain financial institutions affiliated with the underwriters (the “hedge counterparties”). The convertible note hedge transactions cover, subject to customary anti-dilution adjustments, 9,377,665 shares of Brookdale’s common stock. Brookdale also has entered into warrant transactions (the “warrant transactions”) with the hedge counterparties. The warrants issued to the hedge counterparties cover, subject to customary anti-dilution adjustments, 9,377,665 shares of Brookdale’s common stock. The cost to Brookdale of the convertible note hedge transactions, taking into account the proceeds to Brookdale of the warrant transactions, was approximately $27.8 million. If the underwriters exercise their over-allotment option to purchase additional notes, Brookdale expects to increase the number of shares underlying the convertible note hedge transactions and the warrant transactions, in each case on a pro rata basis.

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities LLC
RBC Capital Markets, LLC

Co-Managers:	CSCA Capital Advisors, LLC Stifel, Nicolaus & Company, Incorporated

Adjustment to Conversion Rate upon a Make Whole Fundamental Change:

The following table sets forth the numbers of additional shares of Brookdale common stock to be added to the conversion rate for each $1,000 principal amount of notes upon conversion in connection with a make whole fundamental change based upon hypothetical stock prices and effective dates.

	Stock Price
Effective Date	$23.00	$25.00	$27.50	$29.33	$32.50	$35.00	$40.00	$45.00	$50.00	$60.00	$75.00	$90.00	$105.00	$120.00
June 14, 2011	9.3776	8.2049	6.8930	6.1417	5.1347	4.5292	3.6421	3.0294	2.5819	1.9870	1.4445	1.0984	0.8567	0.6787
June 15, 2012	9.3776	8.1254	6.7169	5.9197	4.8693	4.2490	3.3628	2.7688	2.3451	1.7914	1.3020	0.9926	0.7769	0.6174
June 15, 2013	9.3776	8.0444	6.5131	5.6587	4.5515	3.9133	3.0281	2.4573	2.0632	1.5651	1.1385	0.8703	0.6838	0.5455
June 15, 2014	9.3776	7.9071	6.2296	5.3093	4.1420	3.4888	2.6167	2.0828	1.7299	1.3059	0.9513	0.7304	0.5760	0.4612
June 15, 2015	9.3776	7.6443	5.8012	4.8098	3.5886	2.9318	2.1022	1.6318	1.3390	1.0123	0.7415	0.5722	0.4530	0.3638
June 15, 2016	9.3776	7.1808	5.1398	4.0742	2.8198	2.1889	1.4633	1.1016	0.9034	0.6906	0.5118	0.3971	0.3154	0.2541
June 15, 2017	9.3776	6.3459	4.0355	2.8963	1.6850	1.1673	0.6947	0.5258	0.4469	0.3532	0.2649	0.2062	0.1642	0.1326
June 15, 2018	9.3776	5.8994	2.2630	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
The exact stock prices and effective dates may not be set forth in the table above, in which case:
•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, based on a 365-day year, as applicable;
•	if the stock price is greater than $120.00 per share (subject to adjustment), no additional shares will be added to the conversion rate; and
•	if the stock price is less than $23.00 per share (subject to adjustment), no additional shares will be added to the conversion rate.
Notwithstanding the foregoing, in no event will the total number of shares of Brookdale common stock issuable upon conversion of the notes exceed 43.4782 shares per $1,000 principal amount of such notes, subject to adjustment in the same manner as the applicable conversion rate as set forth under “—Conversion Rate Adjustments” in the preliminary prospectus supplement relating to the notes.
Other Offering Information

Trade Date:	June 8, 2011.

Settlement Date:	June 14, 2011.

CAPITALIZATION
     The following table sets forth Brookdale’s capitalization, assuming that the underwriters do not exercise their overallotment option in full, as of March 31, 2011 presented (i) on an actual basis and (ii) as adjusted to reflect:
•	the net proceeds of approximately $267.8 million from the issuance of notes, after deducting the discounts, commissions and estimated expenses payable by Brookdale;
•	the use of approximately $27.8 million to fund the net costs of the convertible note hedge and warrant transactions; and
•	the use of approximately $240.0 million to repay a portion of Brookdale’s outstanding mortgage debt following the completion of the offering.
     This allocation of the use of proceeds is illustrative of Brookdale’s intent with respect to the net proceeds from the offering of the notes. See “Use of Proceeds” in the preliminary prospectus supplement for further information. This table should be read in conjunction with Brookdale’s unaudited consolidated financial statements (including the notes thereto) incorporated by reference into the preliminary prospectus supplement.

	As of March 31, 2011
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents	$36,732	$36,732

Other assets, net (deferred financing costs)	$95,776	$101,357

Total debt (current and long-term)	$2,464,287	2,436,584

Stockholders’ equity:
Common Stock, $0.01 par value; 200,000,000 shares authorized, actual and as adjusted: 125,670,330 shares issued and 124,459,029 shares outstanding, actual and as adjusted	$1,244	1,244
Preferred Stock, $0.01 par value; 50,000,000 shares authorized; actual and as adjusted; no shares issued and outstanding, actual and as adjusted	—	—
Additional paid-in capital	$1,908,926	$1,942,210
Treasury stock, at cost	$(29,187)	$(29,187)

Accumulated deficit	$(828,181)	$(828,181)

Accumulated other comprehensive loss	$(43)	$(43)

Total stockholders’ equity	$1,052,759	1,086,043

Total liabilities and stockholders’ equity	$4,431,268	$4,436,849

Correction to “Certain United States Federal Income Tax Considerations—Consequences to U.S. Holders—
Conversion of the Notes”
     If we elect to settle a conversion solely in shares of our common stock, a U.S. Holder will not recognize any gain or loss upon the conversion (excluding an exchange with a designated financial institution in lieu of conversion, as described in “Description of the Notes—Exchange in Lieu of Conversion”, which would be taxable as described above), except with respect to cash received in lieu of fractional shares. A U.S. Holder’s tax basis in the common stock received upon a conversion (including any basis allocable to any fractional share deemed received, but excluding any common stock attributable to accrued interest, the tax basis of which would equal the amount of accrued interest with respect to which the common stock was received) will be the same as the holder’s adjusted tax basis in the notes surrendered. A U.S. Holder’s holding period for such common stock will include the holding period for the notes that were converted, except that the holding period of any common stock received with respect to accrued interest would commence on the day after the date of receipt.
     The amount of gain or loss recognized on the receipt of cash in lieu of a fractional share will generally be equal to the difference between the amount of cash a U.S. Holder would receive in respect of the fractional share and the portion of the U.S. Holder’s adjusted tax basis in the common stock received in the conversion (as described above) that is properly allocable to the fractional share. A U.S. Holder’s tax basis in a fractional share will be determined by allocating the holder’s tax basis in the common stock between the common stock received upon conversion and the fractional share, in accordance with their respective fair market values.
     If we elect to settle a conversion through the delivery of a combination of cash and shares of common stock (excluding an exchange with a designated financial institution in lieu of conversion, as described in “Description of the Notes—Exchange in Lieu of Conversion”, which would be taxable as described above), while the U.S. federal income tax treatment of such a conversion is unclear, the conversion should be treated as a recapitalization. A U.S. Holder generally should not recognize any loss upon the conversion but should recognize gain on the conversion in an amount equal to the lesser of (i) the gain realized (which is equal to the excess of the sum of the fair market value of the common stock and cash received, other than amounts attributable to accrued but unpaid interest over the U.S. Holder’s adjusted basis in the note) and (ii) the amount of cash received (other than cash attributable to accrued interest). Any gain recognized on conversion generally should be capital gain and should be long-term capital gain if, at the time of the conversion, the note has been held for more than one year. The U.S. Holder’s adjusted tax basis in the common stock received in such a conversion (excluding any common stock attributable to accrued interest) should be the same as the U.S. Holder’s adjusted tax basis in the notes surrendered, increased by the amount of gain recognized and decreased by the amount of cash received (other than attributable to accrued interest). The U.S. Holder’s holding period for such common stock (other than common stock attributable to accrued interest) should include the U.S. Holder’s holding period for the notes that were converted.
     If the conversion of a note into cash and common stock is not treated as a recapitalization, the U.S. Holder may recognize an amount of gain that is different from the amount described above. An alternative characterization would treat the conversion in part as a sale of a portion of the note, and in part as a conversion of a portion of the note into common stock (not as part of a recapitalization). The U.S. Holder generally would recognize capital gain or loss with respect to the portion of the note treated as sold equal to the difference between the amount of the cash received by the U.S. Holder (other than amounts attributable to accrued but unpaid interest, which will be taxable as such) and the U.S. Holder’s adjusted tax basis in the portion of the note treated as sold. With respect to the portion of the note treated as converted, a U.S. Holder generally would not recognize gain or loss (other than common stock attributable to accrued but unpaid interest, which will be taxable as such). The U.S. Holder’s adjusted tax basis in the note would be allocated between the portion of the note treated as sold and the portion of the note treated as converted into common stock on a pro rata basis, based on the respective fair market values of each portion. U.S. Holders should consult their tax advisors regarding the proper treatment of a conversion into cash and common stock.
     Any cash and the value of any portion of our common stock that is attributable to accrued interest on the notes not previously recognized in income would be taxed as ordinary income. The basis in any shares of common stock attributable to accrued interest would equal the fair market value of such shares when received. The holding period in any shares of common stock attributable to accrued interest would begin the day after the date of conversion.
     If we elect to settle a conversion solely in cash, a U.S. Holder will generally be treated as having disposed of the notes converted and will recognize gain or loss on such disposition as described above under “—Consequences to U.S. holders—Sale, exchange, redemption or other taxable disposition of the notes.”
Correction to “Description of Notes—Conversion Rights—Adjustment to Shares Delivered upon Conversion upon Certain Corporate Transactions”
     The words “30th trading day” in the first paragraph under “Description of Notes—Conversion Rights—Adjustment to Shares Delivered upon Conversion upon Certain Corporate Transactions” are replaced with the words “25th trading day.”

Brookdale has filed a registration statement, as well as a prospectus supplement and the accompanying prospectus, with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the accompanying prospectus and other documents Brookdale has filed with the SEC for more complete information about Brookdale and this offering. You may obtain these documents for free by visiting
EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus supplement and accompanying prospectus by calling Merrill Lynch, Pierce Fenner & Smith Incorporated at 866-500-5408 or by writing J.P. Morgan Securities LLC c/o Broadridge Financial Solutions at 1155 Long Island Avenue, Edgewood, NY 11717, or RBC Capital Markets, LLC, Attn: Equity Syndicate at Three World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281.
This final term sheet does not contain a complete description of the notes or the offering. It should be read together with the prospectus supplement relating to the notes offering and the accompanying prospectus.
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via email or another communication system.

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